UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, December 28th, 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Ref.: Payment of Complementary Interest on Own Capital and Dividends

     The Board of Directors of Bradesco, in a meeting held today, approved the Board of Executive Officers’ proposal for the payment to the Company’s stockholders, on March 17th, 2008, of:

1. Complementary Interest on Own Capital, in the total amount of R$1,138.1 million, of which R$0.536962584 per common stock and R$0.590658842 per preferred stock, whose payment will be made by the net amount of R$0.456418196 per common stock and R$0.502060016 per preferred stock, after deduction of the fifteen percent (15%) Withholding Income Tax, except for legal entity stockholders that are exempted from the referred taxation and will receive for the declared amount;

2. Dividends, in the total amount of R$ 850 million, of which R$0.401017613 per common stock and R$0.441119374 per preferred stock, whose payment will be made by the declared amount, with no Withholding Income Tax charge, pursuant to Article 10 of Law # 9,249/95.

The Complementary Interest on Own Capital and Dividends approved jointly represent approximately 52 times the monthly Interest paid and will benefit stockholders enrolled in the Bank’s registrations on this date (12.28.2007) .

Thus, the Company’s stocks will be traded “ex-right” on Interest and Dividends from 1.2.2008 on.

Below, the preliminary demonstrative table of Interest on Own Capital and Dividends of 2007:

In R$
Monthly Interest paid	409,268,477.03
Intermediary Dividends of the 1st half paid	321,978,170.28
Subtotal – Paid Value	731,246,647.31
Monthly Interest to be paid, relating to December 2007	38,199,439.11
Complementary Interest (*)	1,138,150,000.00
Dividends (*)	850,000,000.00
Total	2,757,596,086.42
(*) payment on March 17th , 2008

Per stock in R$
Type	Total Monthly Interest	Intermediary Dividens of the 1st half	Complementar y Interest	Dividends	Total
Common stock	0.213037500	0.153223130	0.536962584	0.401017613	1.304240827
Preferred stock	0.234341250	0.168545440	0.590658842	0.441119374	1.434664906

The Complementary Interest on Own Capital and Dividends relating to the stocks held on custody in the CBLC – Companhia Brasileira de Liquidação e Custódia (Brazilian Clearing and Depository Corporation) will be paid to the referred Corporation, which will transfer them to the stockholders by means of the Custody Agents.

The amounts in the demonstrative table above will be computed, net of Withholding Income Tax, in the calculation of the mandatory Dividends set forth in the Bylaws.

The Company may, based on the result to be determined at the endo of the fiscal year of 2007, distribute new Interest on Own Capital and/or Dividends to the stockholders.

Cordially,
Banco Bradesco S.A.
Norberto Pinto Barbedo
Executive Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Norberto Pinto Barbedo
Norberto Pinto Barbedo Executive Vice-President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.